UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2017

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 7
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China

(Address of Principal Executive Offices.)

7 Times Square
37TH Floor
New York NY 10036
212 488 4974
(New York Office)

(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Departure Of Directors Or Certain Officers; Election Of Directors; Appointment Of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 14, 2017, Wins Finance Holdings Inc. (the “Company”) terminated the option agreements with the employees listed in the table below for no consideration.

Name of Employee	Number of Option Shares Canceled
Jianming Hao	900,000
Renhui Mu	40,000
Junfeng Zhao	40,000
Jingxiao Zhang	20,000

As a result of the termination of such options and the automatic termination of options upon the previously announced departures of executive officers and directors of the Company, as of the date of this Report of Foreign Private Issuer on Form 6-K, the Company did not have any options outstanding.

Other Events.

As previously reported by the Company, on December 13, 2016, Appelo Ltd. and Wits Global Ltd., each an entity controlled by Mr. Wang Hong, entered into an agreement to transfer all of the ordinary shares of Wins Finance Holdings Inc. (the “Company”) owned by them, an aggregate of 13,440,000 ordinary shares (approximately 67% of the Company’s outstanding ordinary shares), to Spectacular Bid Limited, a wholly owned subsidiary of Freeman FinTech Corporation Limited, a company listed on the Hong Kong Stock Exchange (collectively, the “Purchaser”). The purchase price for the shares is $19.35 per share, subject to reduction based on the Company’s net asset value at the closing of the transaction. We are disclosing such price at the request of certain of the Company’s stockholders. As of the date of this Report of Foreign Private Issuer on Form 6-K, the transaction has not yet closed because the Purchaser is awaiting approval from the Hong Kong Stock Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated February 15, 2017

WINS FINANCE HOLDINGS INC.

By:	/s/ Jianming Hao
Name:	Jianming Hao
Title:	Co-Chief Executive Officer